

May 19, 2015

Via E-mail
Ernest M. Freedman
Executive Vice President and Chief Financial Officer
Apartment Investment and Management Company and AIMCO Properties, L.P.
4582 South Ulster Street, Suite 1100
Denver, CO 80237

      Re: **Apartment Investment and Management Company**
             Form 10-K for the fiscal year ended December 31, 2014
             Filed February 27, 2015
             File No. 1-13232

             AIMCO Properties, L.P.
             Form 10-K for the fiscal year ended December 31, 2014
             Filed April 24, 2015
             File No. 0-24497

Dear Mr. Freedman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jennifer Monick

                  Jennifer Monick
                  Staff Accountant